EXHIBIT 12

Corning Incorporated and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	0000000	0000000	0000000	0000000	0000000
	Fiscal years ended December 31,
	2011	2010	2009	2008	2007
Income from continuing operations before taxes on income (1)	$3,213	$3,845	$1,934	$2,882	$2,271
Adjustments:
Equity in earnings of equity affiliates	(1,471)	(1,958)	(1,435)	(1,358)	(983)
Distributed income of equity affiliates	820	1,712	755	546	490
Net income attributable to noncontrolling interests	(3)	(2)	6	(1)	3
Amortization of capitalized interest				1	3
Fixed charges net of capitalized interest	119	129	103	78	104

Earnings before taxes and fixed charges as adjusted	$2,678	$3,726	$1,363	$2,148	$1,888

Fixed charges:
Interest incurred (2)	$132	$126	$111	$88	$96
Portion of rent expense which represents an appropriate interest factor (3)	30	21	20	19	25
Amortization of debt costs	3	2	1	2	2

Total fixed charges	$165	$149	$132	$109	$123

Ratio of earnings to fixed charges	16.2x	25.0x	10.3x	19.7x	15.3x

(1)	Effective January 1, 2009, equity earnings are now included in income from continuing operations before taxes on income. Prior period amounts have been reclassified to conform to the 2009 presentation.
(2)	Interest expense includes amortization expense for debt costs and capitalized interest
(3)	One-third of net rent expense is the portion deemed representative of the interest factor.

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